

June 24, 2011

Via E-mail
Mr. Thomas F. Farrell
President and Chief Executive Officer
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

>   **Re:**   **Dominion Resources, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 28, 2011**
>   **File No. 001-08489**

Dear Mr. Farrell:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 37

Outlook, page 38

1. We note your disclosure on page 38 where you state, "Dominion also expects the bonus depreciation provisions of the tax legislation recently enacted by the U.S. Congress in 2010, discussed in Note 6 to the Consolidated Financial Statements, to reduce income taxes otherwise payable by $1.2 billion to $2.1 billion during 2011 through 2013. The acceleration of these tax deductions is expected to reduce the domestic production activities income tax

deduction through 2012 and will also increase deferred taxes, thereby reducing rate base for regulated operations. However, Dominion plans to partially mitigate the earnings per share impact of these items by using the cash tax savings to repurchase common stock in 2011 and reduce the amount of debt that would have otherwise been issued over the next three years. In addition, Dominion does not plan any market issuances of common stock in 2011 or 2012." Please revise your disclosure beginning in your Form 10-Q for the second quarter to provide an estimate with regard to the future earnings and per share, if more than one cent per share, impact related to the reduction of your rate base for the increase in deferred taxes. You might also indicate the number or range of shares expected to buy back as a result of the cash tax savings.

Consolidated Financial Statements

Combined Notes to Consolidated Financial Statements

Note 1. Nature of Operations, page 69

Emissions Allowances, page 72

2. Refer to your disclosure on emission allowances where you state, "Purchases and sales of these allowances are reported as investing activities in the Consolidated Statements of Cash Flows and gains or losses resulting from sales are reported in other operations and maintenance expense in the Consolidated Statements of Income." Tell us your GAAP basis for reporting the purchases and sales of your emissions allowances as investing activities in the Consolidated Statements of Cash Flows. In this regard, explain to us why allowances which are purchased and held for consumption would not be recorded as an operating activity in the Consolidated Statements of Cash Flows.

Note 23. Commitments and Contingencies, page 111

3. We note your disclosures regarding the certain litigation matters you are exposed to involving legal, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies, some of which you disclose involve substantial amounts of money, and your disclosures regarding various environmental matters you are exposed to. We also note that in the majority of these situations, you have not clearly disclosed either: (i) the possible loss or range of loss; or (ii) a statement that an estimate of the loss cannot be made. FASB ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of probable loss cannot be reasonably estimated, accrual would be inappropriate. However, disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Please revise your disclosures beginning in your Form 10-Q for the second quarter to include a range of loss, which may be aggregated, and provide us with your proposed disclosure, or explain to us in detail the reasons why you are unable to determine an estimate. In this regard, we do not believe that

non-specific disclosure indicating that the outcome of a matter may be material to your future results of operations or cash flows satisfies the criteria in FASB ASC 450.

4. If you conclude that you cannot estimate a range of reasonably possible losses on any of your matters, please disclose this fact in your Form 10-Q for the second quarter in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, please provide to us an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure. In this regard, it appears several of your environmental contingencies have been ongoing for some time. Please be detailed in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief